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                             October 21, 2020

       Alex B. Rozek
       Co-Chief Executive Officer and President
       Yellowstone Acquisition Company
       1411 Harney Street, Suite 200
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Company
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 21,
2020
                                                            File No. 333-249035

       Dear Mr. Rozek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note your revisions in response to prior comment 1 indicate that you have had discussions with a
potential lead investor regarding a potential transfer of founder shares not to exceed 10%.
Please expand your disclosure to clarify the potential total percentage of Class A and Class B
common stock to be owned by such potential lead investor.
 Alex B. Rozek
Yellowstone Acquisition Company
October 21, 2020
Page 2

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameAlex B. Rozek
                                                           Division of
Corporation Finance
Comapany NameYellowstone Acquisition Company
                                                           Office of Energy &
Transportation
October 21, 2020 Page 2
cc:       Zachary R. Fountas
FirstName LastName